Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 20, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson Q1 Results

Sony Ericsson

PRESS RELEASE                                                    April 20, 2007

Sony Ericsson starts 2007 with strong first quarter

Q1 Highlights:

   . Year-on-year volume & sales growth of 63% and 47% respectively
   . Income before tax rose 139% year-on-year to EUR362 million
   . W880 further strengthens Walkman(R) phone sales
   . Low and mid-tier products generating market share gains year-on-year

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2007 is as follows:

                                          Q1 2006       Q4 2006       Q1 2007
                                          _______       _______       _______
   Number of Units shipped (million)         13.3          26.0          21.8
   Sales (Euro m.)                          1,992         3,782         2,925
   Gross Margin %                            26.3%         29.0%         30.3%
   Operating Income (Euro m.)                 143           484           346
   Operating Margin %                         7.2%         12.8%         11.8%
   Income Before Taxes (Euro m.)              151           502           362
   Net income (Euro m.)                       109           447           254

   Average Sales Price (Euro)                 149           146           134


Beginning this quarter Sony Ericsson is expanding its financial disclosure. More information can be found at the end of this report. This decision was made as a result of the company's continuing growth and in consultation with the parent companies.

Units shipped in the quarter reached 21.8 million, a 63% increase compared to the same period last year, generating significant year-on-year market share gains and continuing the momentum of 2006. Sales for the quarter were Euro 2,925 million, representing a year-on-year increase of 47%. Income before taxes for the quarter was Euro 362 million representing a year-on-year increase of 139%. Net income for the quarter was Euro 254 million. ASP decreased to Euro 134 as we continue to expand our product portfolio successfully with mid-tier and with more competitively priced phones.

"Sony Ericsson has made a very positive start to the year selling 63% more phones in the first quarter than a year ago. The strong sales and solid financial performance demonstrate a continuation of the momentum we established last year," said Miles Flint, President of Sony Ericsson. "We have announced a number of exciting new products during the quarter many of which are already shipping and have been well received by consumers. The company continues to develop hit model products with a clear consumer proposition that appeals to operators, and then rapidly ramp-up volume to meet market demand," he added.

Sony Ericsson continued to build on the success of 2006 with strong growth in Asia Pacific, Latin America and Europe. The company captured market share in these markets through low and mid-tier products such as the W300 and W200 Walkman(R) phones and the K310 camera phone without undermining profitability. Margins improved year-on-year despite the increased proportion of mid and low tier products in the line-up illustrating management's focus on controlling cost and maintaining margins while expanding Sony Ericsson's appeal to a wider market.

Sony Ericsson also announced a number of attractive new products during the quarter, including two new Cyber-shot(TM) phones, five additional Walkman(R) models across a variety of price points to further strengthen its unique music offering, and its first HSDPA handset aimed primarily at the North American market.

In February in Japan Sony Ericsson started shipping the SO703i, a mobile phone with selectable Style-Up panels that include a scented sheet to match the panel's design, for NTT DoCoMo, and the W51S, a new clam-shell phone with illuminated icons, for au (KDDI). Both phones were well received by consumers.

During the quarter Sony Ericsson made a number of strategic announcements:

Following the rapid growth in sales in the Asia Pacific region, the company announced plans to start manufacturing phones in India through its global manufacturing partners, Flextronics and Foxconn.

In February Sony Ericsson announced it had completed the acquisition of the Swedish software company UIQ Technology AB, and established a separate holding company, UIQ Holdings, to manage the business.

In March Sony Ericsson signed licensing and development agreements concerning entry-level GSM, GPRS and EDGE mobile phones with Sagem Communication (SAFRAN Group). Through this co-operation, Sony Ericsson will be able to strengthen its position in the entry level area of the market.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company believes that in Q1 2007 it grew market share around 2 percentage points compared with the same period last year to over 8%.

Sony Ericsson will make a total payment of Euro 848 million to its parent companies in 2007 in the form of dividends, or both a dividend and a capital redemption.

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation.


Style-Up is a trademark or a registered trademark of Sony Ericsson Mobile Communications AB.


- ENDS -


EDITOR'S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement
Consolidated Income Statement - Isolated quarters
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Cash Flows - Isolated quarters



Additional Information:

Net Sales by Market Area by Quarter

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories and PC-cards. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs over 7,500 people worldwide, including R& D sites in Europe, Japan, China and America. Sony Ericsson celebrated the 5th anniversary of the start of the joint venture on 1st October, 2006.

Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.sonyericsson.com


CONTACTS:

Press/Media
Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Takao Yuhara (Tokyo) +81 3 6748 2180
Shinji Tomita (London) +44 207 444 9713


This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.



Sony Ericsson
CONSOLIDATED INCOME STATEMENT

                                                  Jan-March
                                           ______________________
EUR million                                  2007    2006  Change
_________________________________________________________________
Net sales                                   2,925   1,992     47%
Cost of sales                              -2,039  -1,469     39%
                                           ______________
Gross margin                                  886     524     69%
Gross margin %                               30.3%   26.3%     4%

Research and development expenses            -261    -202     29%
Selling and administrative expenses          -284    -186     52%
                                           ______________
Operating expenses                           -545    -388     40%

Other operating income, net                     5       7    -30%
                                           ______________
Operating income                              346     143    142%
Operating margin %                           11.8%    7.2%     5%

Financial income                               18       9    109%
Financial expenses                             -2       0      -
                                           ______________
Income after financial items                  362     151    139%

Taxes                                        -100     -34    193%
Minority interest                              -9      -9      2%
                                           ______________
Net income                                    254     109    133%

Number of units shipped (million)            21.8    13.3     63%
ASP (EUR)                                     134     149    -10%






Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

                                       2007                   2006
EUR million                              Q1       Q4       Q3       Q2       Q1
________________________________________________________________________________
Net sales                             2,925    3,782    2,913    2,272    1,992
Cost of sales                        -2,039   -2,686   -1,995   -1,625   -1,469
                                      __________________________________________
Gross margin                            886    1,096      917      647      524
Gross margin %                         30.3%    29.0%    31.5%    28.5%    26.3%

Research and development expenses      -261     -256     -225     -223     -202
Selling and administrative expenses    -284     -367     -287     -246     -186
                                      __________________________________________
Operating expenses                     -545     -623     -511     -470     -388

Other operating income, net               5       10       21       26        7
                                      __________________________________________
Operating income                        346      484      427      203      143
Operating margin %                     11.8%    12.8%    14.6%     8.9%     7.2%

Financial income                         18       19        8        8        9
Financial expenses                       -2        0       -1        0        0
                                      __________________________________________
Income after financial items            362      502      433      211      151

Taxes                                  -100      -43     -127      -64      -34
Minority interest                        -9      -12       -8       -5       -9
                                      __________________________________________
Net income                              254      447      298      143      109

Number of units shipped (million)      21.8     26.0     19.8     15.7     13.3
ASP (EUR)                               134      146      147      145      149




Sony Ericsson
CONSOLIDATED BALANCE SHEET

                                 Mar 31 Dec 31 Sept 30 Jun 30 Mar 31 Dec 31
EUR million                        2007   2006    2006   2006   2006   2005
___________________________________________________________________________
ASSETS

Total fixed and financial           495    469     316    311    306    274
 assets

Current assets
Inventories                         498    437     578    318    277    306
Accounts receivable               1,566  1,653   1,347  1,101    908    852
Other assets                        859    310     249    196    200    178
Other short-term cash             1,376  1,580   1,098    897    861    900
 investments
Cash and bank                       668    693     763    698    568    637
                                  _________________________________________
Total current assets              4,968  4,673   4,035  3,210  2,813  2,873
___________________________________________________________________________
Total assets                      5,463  5,141   4,351  3,521  3,119  3,147
___________________________________________________________________________



SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity              2,033  1,781   1,353  1,048    921  1,070
Minority interest                    55     45      37     59     59     46
                                  _________________________________________
Total equity                      2,088  1,826   1,391  1,106    980  1,116

Total long-term liabilities          22     20      17     17     17     19

Accounts payable                  1,316  1,276   1,118    954    799    807
Other current liabilities         2,037  2,019   1,825  1,444  1,323  1,204
                                  _________________________________________
Total current liabilities         3,353  3,296   2,944  2,398  2,122  2,011
___________________________________________________________________________
Total shareholders' equity and    5,463  5,141   4,351  3,521  3,119  3,147
 liabilities
___________________________________________________________________________
Net cash*                         2,045  2,272   1,795  1,556  1,417  1,530


* Net cash is defined as cash and bank plus short-term cash investments less interest bearing provisions and liabilities.





Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    Jan-Mar
                                                ______________
EUR million                                      2007     2006
______________________________________________________________
OPERATIONS
Net income                                        254      109
Adjustments to reconcile net income to cash        24       20
                                                ______________
                                                  278      129

Changes in operating net assets *                -454       53
                                                ______________
Cash flow from operating activities              -176      182

INVESTMENTS
Investing activities                              -49      -43
                                                ______________
Cash flow from investing activities               -49      -43

FINANCING
Financing activities                              - 1    - 236
                                                ______________
Cash flow from financing activities                -1     -236

Net change in cash                               -226      -97
Cash, beginning of period                       2,273    1,537
Translation difference in Cash                     -2      -12
                                                ______________
Cash, end of period                             2,045    1,428
______________________________________________________________

* Includes an advanced payment to Ericsson for an amount equivalent to Ericsson's share of the dividend/redemption.




Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

                                   Jan-Mar  Oct-Dec  Jul-Sep  Apr-Jun Jan-Mar
                                   __________________________________________
EUR million                           2007     2006     2006     2006    2006
_____________________________________________________________________________
OPERATIONS
Net income                             254      447      298      143     109
Adjustments to reconcile net            24       23       20       22      20
 income to cash                     __________________________________________
                                       278      470      318      165     129

Changes in operating net assets       -454       50      -21       18      53
                                   __________________________________________
Cash flow from operating              -176      520      297      183     182
 activities

INVESTMENTS
Investing activities                   -49      -26      -36      -29     -43
                                   __________________________________________
Cash flow from investing               -49      -26      -36      -29     -43
 activities

FINANCING
Financing activities                   - 1     - 66      - 2       26    -236
                                   __________________________________________
Cash flow from financing                -1      -66       -2       26    -236
 activities

Net change in cash                    -226      428      259      180     -97
Cash, beginning of period            2,273    1,861    1,595    1,428   1,537
Translation difference in Cash          -2      -16        7      -13     -12
                                   __________________________________________
Cash, end of period                  2,045    2,273    1,861    1,595   1,428




Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
                                         2007                 2006
                                    __________________________________________
Isolated quarters                          Q1      Q4      Q3      Q2      Q1
______________________________________________________________________________
Europe, Middle East & Africa *          1,598   2,145   1,600   1,090   1,029
Americas                                  365     555     417     328     250
Asia                                      961   1,082     896     853     713
______________________________________________________________________________
Total                                   2,925   3,782   2,913   2,272   1,992
______________________________________________________________________________
* of which Western Europe               1,078   1,478   1,115     748     674

                                         2007                 2006
                                    __________________________________________
Sequential change (%)                      Q1      Q4      Q3      Q2      Q1
______________________________________________________________________________
Europe, Middle East & Africa *            -26%     34%     47%      6%    -27%
Americas                                  -34%     33%     27%     31%    -19%
Asia                                      -11%     21%      5%     20%     20%
______________________________________________________________________________
Total                                     -23%     30%     28%     14%    -14%
______________________________________________________________________________
* of which Western Europe                 -27%     33%     49%     11%    -35%

                                         2007                 2006
                                    __________________________________________
Year over year change (%)                  Q1      Q4      Q3      Q2      Q1
______________________________________________________________________________
Europe, Middle East & Africa *             55%     52%     35%     43%     71%
Americas                                   46%     79%     77%     53%     53%
Asia                                       35%     83%     42%     33%     36%
______________________________________________________________________________
Total                                      47%     64%     42%     41%     55%
______________________________________________________________________________
* of which Western Europe                  60%     45%     33%     42%     84%

                                         2007                 2006
                                    __________________________________________
Year to date                             0703    0612    0609    0606    0603
______________________________________________________________________________
Europe, Middle East & Africa *          1,598   5,865   3,720   2,120   1,029
Americas                                  365   1,550     995     578     250
Asia                                      961   3,544   2,462   1,566     713
______________________________________________________________________________
Total                                   2,925  10,959   7,177   4,264   1,992
______________________________________________________________________________
* of which Western Europe               1,078   4,014   2,537   1,422     674

                                         2007                 2006
                                    __________________________________________
YTD year over year change (%)            0703    0612    0609    0606    0603
______________________________________________________________________________
Europe, Middle East & Africa *             55%     48%     46%     56%     71%
Americas                                   46%     68%     62%     53%     53%
Asia                                       35%     48%     37%     35%     36%
______________________________________________________________________________
Total                                      47%     51%     45%     47%     55%
______________________________________________________________________________
* of which Western Europe                  60%     46%     46%     59%     84%